Mail Stop 3561

				December 30, 2005

By Facsimile and U.S. Mail

Mr. Paul Guez
Chief Executive Officer and President
Blue Holdings, Inc.
5804 E. Slauson Ave.
Commerce, CA 90040

		Re:	Blue Holdings, Inc.
			Form 10-KSB for the year ended December 31, 2004
			Filed March 31, 2005
			File No. 0-33297

Dear Mr. Guez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-QSB for the Quarterly Period Ended September 30, 2005

Note 2 - Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

1. Please confirm to us that all of the elements of revenue recognition have occurred before recording the related amounts in your statements of income including whether title of the goods and risk of loss has passed to the buyer. See SAB Topic 13. Please also clarify your revenue recognition policy in future filings.

Note 3 - Due From Factor, page 11

2. Please explain to us in detail why transfers of accounts receivable under your factoring arrangement satisfies each of the conditions in paragraph 9 of FAS 140 to be accounted for as sales. In doing so, please address transfers without recourse and transfers with recourse. Please also explain to us in detail how you are accounting for the transfers. In doing so, tell us how you estimate the fair value of the amounts due from factor and your recourse obligations with respect to transfers with recourse at the transaction dates.

````		Please respond to these comments within 10 business days
or
tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. ````````````````````````````````````````````````
		If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.


                Sincerely,



		          William Choi
                                  Accounting Branch Chief
`


Mr. Paul Guez
Blue Holdings, Inc.
December 30, 2005
Page 3